FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the June 30, 2003

Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	30 th June 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the

Securities Act.
FORM 53-901.F
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
ACT
Item 1. Reporting Issuer
Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand
Item 2. Date of Material Change
On or about June 30, 2003
Item 3. Press Release
June 30, 2003 Wellington, New Zealand
Item 4. Summary of Material Change
Indo-Pacific Announces New Assets and a New Zealand Funding
Wellington, New Zealand – June 30, 2003 -- /PRNewswire/-- Indo-Pacific
Energy Ltd. (OTCBB: INDOF) announces that it has signed an agreement to acquire Horizon Oil NL’s equity in several onshore Taranaki exploration assets.
This consolidates the Company’s acreage position over the most prospective area of the onshore basin. The permits and equities are:
PEP 38716 (28.34%)
PEP 38718 (10%)
PEP 38728 (48%)
PEP 38738 (23.75% Net Revenue Interest).
Item 5. Full Description of Material Change
Indo-Pacific Announces New Assets and a New Zealand Funding
Wellington, New Zealand – June 30, 2003 -- /PRNewswire/-- Indo-Pacific
Energy Ltd. (OTCBB: INDOF) announces that it has signed an agreement to acquire Horizon Oil NL’s equity in several onshore Taranaki exploration assets.
This consolidates the Company’s acreage position over the most prospective area of the onshore basin. The permits and equities are:
PEP 38716 (28.34%)
PEP 38718 (10%)
PEP 38728 (48%)
PEP 38738 (23.75% Net Revenue Interest).
A total price of US$575,000 (NZ$1m) has been agreed, with payment of 20% of the sum upon completion, and the remainder within 3 months. PEP 38718 and
PEP 38728 are subject to the right of pre-emption by the existing permit holders.
PEP 38716, in which INDOF already holds a 14.05% equity, is adjacent to the prolific Waihapa oil field, and contains the Wingrove-1 well, which flow tested oil at around 60 barrels per day from shallow Mt Messenger sands, in the early 90’s.
The Waihapa-8 well flow-tested 750 barrels of oil per day from Mt Messenger sands in a western fault block of the Oru Prospect, which lies largely within PEP
38716. In addition, several deeper prospects and leads are identified, including
Atarangi and Rawhitiroa, which lie south along trend from Swift’s Waihapa oil field.
The Net Revenue Interest in PEP 38738 has considerable value to the Company, given that it is now commencing flow testing of the Cheal-1 well, with a view to commercializing the Cheal gas field in the near future. Several other shallow targets similar to Cheal are identified in PEP 38738. In addition, deep gas potential was identified by the early 90’s Cardiff-1 well. The high demand for new gas in
New Zealand, and the presence of nearby gas pipeline infrastructure, encourage renewed evaluation of Cardiff and similar structures.
The Company is also pleased to announce that a placement of special class securities has been made to a number of prominent and experienced private investors in New Zealand, raising approximately US$900,000 for future exploratory work. These securities carry the right to convert to either common shares in INDOF or to a share of future revenue streams or to participation in any IPO in New Zealand based on the Company assets.
Chief Executive David Bennett said, “We are delighted to welcome our new investors, who bring a wealth of experience in Australian and New Zealand investment markets. Our ongoing alliances with these parties, and with
NGC, our Australian joint venture partners and South Pacific Drilling, position us to create a new cost structure for drilling shallow onshore targets of the Cheal and Goldie variety, while also positioning us to play a prominent role in meeting New Zealand’s burgeoning gas needs in a demand driven market.”
Item 6. Reliance on Section 85(2) of the Act
N/A
Item 7. Omitted Information
None
Item 8. Senior Officers
David Bennett, President and Chief Executive Officer
Item 9. Statement of Senior Officer
The foregoing accurately discloses the material change
referred to herein.
June 30, 2003 “David J Bennett”
_______________________________
David Bennett, President/Chief Executive Officer
Place of Declaration: Wellington, New Zealand

Indo-Pacific Announces New Assets and a New Zealand Funding
Wellington, New Zealand – June 30, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB:
INDOF) announces that it has signed an agreement to acquire Horizon Oil NL’s equity in several onshore Taranaki exploration assets. This consolidates the Company’s acreage position over the most prospective area of the onshore basin. The permits and equities are:
PEP 38716 (28.34%)
PEP 38718 (10%)
PEP 38728 (48%)
PEP 38738 (23.75% Net Revenue Interest).
A total price of US$575,000 (NZ$1m) has been agreed, with payment of 20% of the sum upon completion, and the remainder within 3 months. PEP 38718 and PEP 38728 are subject to the right of pre-emption by the existing permit holders.
PEP 38716, in which INDOF already holds a 14.05% equity, is adjacent to the prolific Waihapa oil field, and contains the Wingrove-1 well, which flow tested oil at around 60 barrels per day from shallow Mt Messenger sands, in the early 90’s. The Waihapa-8 well flow-tested 750 barrels of oil per day from Mt Messenger sands in a western fault block of the Oru Prospect, which lies largely within
PEP 38716. In addition, several deeper prospects and leads are identified, including Atarangi and
Rawhitiroa, which lie south along trend from Swift’s Waihapa oil field.
The Net Revenue Interest in PEP 38738 has considerable value to the Company, given that it is now commencing flow testing of the Cheal-1 well, with a view to commercializing the Cheal gas field in the near future. Several other shallow targets similar to Cheal are identified in PEP 38738. In addition, deep gas potential was identified by the early 90’s Cardiff-1 well. The high demand for new gas in
New Zealand, and the presence of nearby gas pipeline infrastructure, encourage renewed evaluation of
Cardiff and similar structures.
The Company is also pleased to announce that a placement of special class securities has been made to a number of prominent and experienced private investors in New Zealand, raising approximately
US$900,000 for future exploratory work. These securities carry the right to convert to either common shares in INDOF or to a share of future revenue streams or to participation in any IPO in New Zealand based on the Company assets.
Chief Executive David Bennett said, “We are delighted to welcome our new investors, who bring a wealth of experience in Australian and New Zealand investment markets. Our ongoing alliances with these parties, and with NGC, our Australian joint venture partners and South Pacific Drilling, position us to create a new cost structure for drilling shallow onshore targets of the Cheal and Goldie variety, while also positioning us to play a prominent role in meeting New Zealand’s burgeoning gas needs in a demand driven market.”
CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639
Web site: http://www.indopacific.com Email: ir@indopacific.com
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.